Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

March 8, 2013

VIA EDGAR TRANSMISSION

AND BY HAND

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Max A. Webb

Re: New Newscorp LLC

Form 10-12B

Filed December 21, 2012

File No. 001-35769

Dear Mr. Webb:

On behalf of New Newscorp LLC (the “Company” or “New News Corporation”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated January 16, 2013 (the “Comment Letter”) relating to the Company’s Registration Statement on Form 10, File No. 001-35769, filed on December 21, 2012 (the “Registration Statement”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement or the exhibits thereto, as applicable.

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 1 to the Registration Statement, which Amendment includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934. The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes required to update the disclosure contained in the Registration Statement and Information Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Amendment that has been marked to show changes made to the originally filed Registration Statement and Information Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in this letter to page numbers and section headings refer to page numbers and section headings in the Amendment, as filed via EDGAR submission concurrently with this letter and dated March 8, 2013.

Form 10

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 2

1.	Please revise this section to also incorporate by reference the “Our Relationship With Parent Following the Distribution” section of the information statement.

The Company has revised its disclosure to incorporate by reference the “Our Relationship With Parent Following the Distribution” section of the Information Statement.

Item 15. Financial Statements and Exhibits, page 3

2.	We note that you intend to file several exhibits, such as the Separation and Distribution Agreement, the Tax Sharing and Indemnification Agreement and the Transition Services Agreement and other agreements with News Corporation, in a subsequent amendment to the registration statement. Please allow sufficient time for staff review as we may have comments upon review of the exhibits.

The Company notes the request and has filed the Separation and Distribution Agreement, the Tax Sharing and Indemnification Agreement, the Transition Services Agreement and the Employee Matters Agreement with Amendment No. 1 to the Registration Statement. The Company will allow sufficient time for the Staff to review the other exhibits to be filed with the Registration Statement.

3.	We note that the material contracts that you have annotated to be filed are limited to agreements related to the distribution. Please revise the exhibit index and file all material contracts related to New News Corporation. In this regard, we note that the information statement discloses that a subsidiary of News Corporation has entered into an employment agreement with Mr. Singh, your chief financial officer, which you will assume in connection with the distribution. We also note that it is contemplated that you will enter into an employment agreement with Mr. Thomson, your chief financial officer, and that you will adopt a new equity incentive plan. Please allow sufficient time for staff review as we may have comments upon review of the exhibits.

The Company notes the request and will revise the exhibit index to reflect the additional material contracts. The Company will allow sufficient time for the Staff to review the exhibits to be filed with the Registration Statement.

Exhibit 99.1

4.	Prior to printing and distribution of the materials, please provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

The Company notes the request and will provide any mock-ups of pictures or graphics to be presented prior to printing and distribution.

5.	We note that the information statement contains a large number of blanks and references that certain information will be provided by amendment. Please fill in these blanks with your next amendment and include the missing information or tell us when you intend to do so. We may have comments after reviewing these disclosures.

The Company notes the request and has revised the disclosure in the Information Statement to address the Staff’s comment. Information not provided in the Information Statement will be provided in a subsequent amendment.

Information Statement Summary, page 1

6.	We find missing from the summary the picture of the company revealed in the Selected Historical Combined Financial Data section on page 65 of a company which lost money in the most recent interim period and in two of the last four fiscal years. We also note that your results include substantial non-cash impairment charges of $3.1 billion and $2.6 billion in fiscal 2009 and 2012, respectively, and restructuring charges related to your newspaper businesses in the most recent interim period and in each of the last three fiscal years. Please revise generally so that the narrative discussion reflects what appears to be a challenging environment for a publishing company.

The Company has revised its disclosures throughout the document to further address the financial condition of the business and explain the challenges in the business environment facing the Company.

Our Company, page 2

7.	Please revise the second full paragraph on page 3 to disclose your revenue and net income or loss for the most recent interim and audited periods. In this regard, we note that your current disclosure is limited to your revenue and total Segment EBITDA for the most recent audited period.

The Company has revised its disclosure on page 3 to address the Staff’s comment.

Our Competitive Strengths, page 5

Ownership in the leading Australian media and sports franchises, page 6

8.	We note your disclosure in the last sentence that you believe Foxtel is uniquely positioned to deliver a compelling alternative to FTA TV, thus increasing penetration and driving significant growth in Australian pay-TV. Please revise to add balancing language that there is no guarantee that increased penetration or significant growth in Australian pay-TV will be achieved as anticipated.

The Company has revised its disclosure on pages 6 and 7 to address the Staff’s comment.

Strong balance sheet and diversified revenue base, page 7

9.	Please provide your current assets and your net losses for the most recent audited period so investors can form their own opinion of how strong the balance sheet is.

The Company has revised its disclosure on page 7 to address the Staff’s comment.

Experienced management team with proven track record, page 7

10.	We note the references in the section heading and accompanying paragraph to your management’s “proven track record” and “established track record of success.” Please remove references such as these throughout the information statement or clarify that your management team is guaranteeing the securities.

The Company has revised its disclosure on page 7 to address the Staff’s comment.

Goals and Strategies, page 7

Improve profitability through increased integration, page 8

11.	Please do not use expressions like “improve profitability” and “enhance profitability” for an entity which is currently not profitable. “Achieve profitability” might be a more accurate aspiration.

The Company has revised its disclosure on page 8 to address the Staff’s comment.

Establish Amplify as the leading digital education provider, page 8

12.	Please revise to include a cross-reference to the risk factor concerning Amplify on page 19.

The Company has revised its disclosure on page 9 to address the Staff’s comment.

Question and Answers About the Distribution, page 11

13.	We note that the Class A Common Stock to be issued in connection with the distribution will have limited voting rights. Please revise this section to add a question and answer to discuss such limited voting rights.

The Company has revised its disclosure on page 16 to address the Staff’s comment.

14.	We note that Mr. Murdoch or related entities will own a significant percentage of your Class B Common Stock to be issued in connection with the distribution. Please revise this section to add a question and answer to discuss Mr. Murdoch’s or his related entities’ ownership of a significant percentage of your voting stock after the distribution or, alternatively, add a new section to the Information Statement Summary section on page 1 to disclose such information.

The Company has revised its disclosure on page 16 to address the Staff’s comment.

15.	We note from the disclosure on page 14 that following the distribution, you will enter into a separation and distribution agreement regarding transition and other services to be provided by the company’s former parent. To the extent you will be required to pay your former parent for such services and the amounts are factually supportable and will differ from those reflected in the company’s combined historical financial statements, please revise your pro forma statements of operations to include adjustments reflecting the cost of such services. Alternatively, please tell us why you do not believe any adjustments are required in your pro forma statements of operations.

We acknowledge the Staff’s comment, and respectfully advise the Staff that the Company does not believe that a pro forma adjustment is required in our unaudited pro forma combined statements of operations. Pursuant to the transition services agreement, Parent will be providing us transition and other services for which we will pay Parent. Based on current assessments and the proposed pricing for such services, we anticipate that such costs will approximate the expenses that have historically been allocated to us for such services from Parent and, consequently, no pro forma adjustment or additional disclosure is needed.

Summary Historical and Unaudited Pro Forma Combined Financial Information, page 16

16.	Please include the millions omitted language from the table or advise.

The Company has revised its disclosure on page 18 to disclose “in millions” in a uniform format with the remainder of the Registration Statement to address the Staff’s comment.

17.	Please revise to disclose pro forma basic and diluted earnings per share giving effect to the distribution and related transactions for the latest fiscal year and subsequent interim period presented in the company’s combined financial statements.

The Company intends to provide this information in a subsequent amendment.

Risk Factors, page 18

18.	Please delete the phrase “as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial” from the second sentence of the introductory paragraph. This section should identify all known material risks and should not reference unknown or immaterial risks.

The Company has revised its disclosure on page 19 to address the Staff’s comment.

A Decline in Advertising Expenditures in Our Newspaper and Other Businesses, page 18

19.	We note that you derive substantial revenue from the sale of advertising on or in your newspapers, integrated marketing services and digital media properties. Please revise to discuss and quantify whether advertising revenue, digital, print or otherwise, is trending higher or lower in comparison to historical revenue so that investors can assess the discussed risk. In this regard, we note your disclosure in the second full risk factor on page 18 that your newspaper advertising revenue has been declining. Please revise this risk factor to discuss and quantify such decline in comparison to your historical results.

The Company has revised its disclosure on pages 19 and 20 to address the Staff’s comment.

Circulation and Audience Share May Continue to Decline, page 18

20.	We note your disclosure that circulation revenues have been declining. Please revise this risk factor to discuss and quantify such decline in comparison to your historical results so that investors can assess the discussed risk.

The Company has revised its disclosure on pages 19 and 20 to address the Staff’s comment.

No Assurance of Profitability of Amplify, page 19

21.	We note your disclosure that Amplify has incurred significant losses since inception. Please revise to quantify such losses.

The Company has revised its disclosure on pages 20 and 21 to address the Staff’s comment.

We Face Criminal Investigations Regarding Allegations of Phone Hacking, page 20

22.	We note your disclosure in the third paragraph that you are not able to predict the ultimate outcome or cost of the various investigations. Please revise to quantify the expenses that you have incurred to date on defending these various investigations, the aggregate amount that you have paid out to date to settle any cases, and the aggregate amount that you have accrued in your financial statements related to these various investigations so that investors can assess the discussed risk. Additionally, in connection with the distribution, please revise this risk factor to clarify whether you will retain the liabilities related to these investigations and cases after the distribution pursuant to the Separation and Distribution Agreement or any other contractual arrangement between you and News Corporation.

The Company has revised its disclosure on pages 21 and 22 to address the Staff’s comment.

We Could Suffer Losses Due to Asset Impairment Charges, page 21

23.	We note that your fiscal 2009 and 2012 results include non-cash impairment charges of $3.1 billion and $2.6 billion, respectively. Please revise this risk factor to discuss and quantify your recent impairment charges and the effected businesses so that investors can assess the discussed risk. To the extent that you have incurred or expect to incur material restructuring charges, please add a risk factor to discuss and quantify those charges or anticipated charges, the impact or potential impact on your results of operation and identify the effected businesses.

The Company has revised its disclosure on pages 23 and 24 to address the Staff’s comment.

Newsprint Prices May Continue to be Volatile and Difficult to Predict and Control, page 22

24.	We note your disclosure that newsprint is one of the largest expenses of your publishing units and that the price of newsprint has historically been volatile. Please revise to discuss and quantify whether newsprint prices are high or low in comparison to historical prices so that investors can assess the discussed risk.

The Company has revised its disclosure on page 24 to address the Staff’s comment.

Certain Provisions of Our Certificate of Incorporation, page 28

25.	We note that Mr. Murdoch or related entities will own a significant percentage of your voting stock after the distribution. We also note that this risk factor is limited to such percentage potentially discouraging takeovers. Please revise to add a risk factor discussing that fact that Mr. Murdoch or related entities will own a significant percentage of your voting stock after the distribution to include any risks related to this voting power and control over such a large percentage of your voting stock.

The Company has revised its disclosure on pages 31 and 32 to address the Staff’s comment.

The Distribution, page 30

Reasons for the Distribution, page 30

26.	We note your disclosure that News Corporation will retain the global media and entertainment businesses and that you will hold News Corporation’s newspapers, information services and integrated marketing services, digital real estate services, book publishing, digital education and sports programming and pay-TV distribution in Australia. Please revise this section to discuss why these specific businesses were bundled together. We note that sports programming and pay-TV distribution in Australia might appear more closely aligned with News Corporation’s retained global media and entertainment businesses. Please revise in sufficient detail so that investors can understand why these specific businesses were bundled together to be spun-out.

Parent’s determination of which of its businesses would comprise New News Corporation was driven by several factors, including the historical structure of Parent’s reportable segments, the publishing nature of the business, historical management of businesses, and the regional nature of certain of our constituent businesses’ operations, all of which is explained in more detail below.

The newspapers, information services and integrated marketing services and book publishing units were historically grouped together for Parent’s segment reporting purposes, comprising the “Publishing” segment in Parent’s most recent SEC filings on Forms 10-K and 10-Q.

The digital real estate services business operates principally in Australia and delivers innovative advertising solutions to the real estate industry. As such, this business is closely aligned to our newspaper publishing business in Australia.

Our digital education business has operations that Parent and we believe are better aligned with the operations and content of our publishing units, rather than Parent’s global media and entertainment businesses, due to the portfolio of educational content and assessment tools which this business produces.

The primary operations of FOX SPORTS Australia and Foxtel, an equity investment, are located and solely operated in Australia. Management of our Australian newspaper operations have historically reviewed the financial results of these businesses and managed the relationships with these businesses which, until the end of last year, were both equity investments. In addition, the current CEO of our publishing business in Australia is a former head of Foxtel. Based upon this historical track record of consistent geographic management and financial review, we and Parent believe that FOX SPORTS Australia and our investment in Foxtel are more appropriately transferred together to New News Corporation. After the distribution, FOX SPORTS Australia and our investment in Foxtel will continue to be overseen locally along with our Australian newspaper business, supporting the inclusion of these businesses in New News Corporation’s organizational structure.

The Company has revised its disclosure on pages 34 and 35 to address the Staff’s comment.

Treatment of Fractional Shares, page 32

27.	We note your disclosure in the first paragraph that your transfer agent will aggregate all fractional shares into whole shares and sell them on the open market at prevailing market prices on behalf of those registered holders who otherwise would be entitled to receive a fractional share. Please confirm that the transfer agent, in its sole discretion, will determine when, how, and through which broker-dealers and at what price to sell the aggregated fractional shares. Please also confirm that the transfer agent and the broker-dealers it uses are not affiliates of News Corporation or New News Corporation. Refer to Question 6 of Staff Legal Bulletin No. 4 (September 16, 1997).

Although the terms of the transfer agent’s engagement have not been formalized as of the date of this response letter, we expect that the transfer agent, in its sole discretion, will determine when, how, and through which broker-dealers and at what price to sell the aggregated fractional shares and that neither the transfer agent nor the broker-dealers used by the transfer agent will be affiliates of News Corporation or the Company.

Certain U.S. Federal Income Tax Consequences of the Distribution, page 34

28.	We note your disclosure in the section heading and the first sentence that the tax summary discusses certain of the U.S. federal income tax consequences of the distribution. Please revise the section heading and the first sentence to clarify that the tax summary discusses the material U.S. federal income tax consequences rather than “certain.” Please revise the Certain Australian Tax Consequences of the Distribution section on page 36 in a similar manner.

The Company has revised its disclosure on pages 38 through 42 to address the Staff’s comment.

Unaudited Pro Forma Combined Financial Statements, page 42

Notes to Unaudited Pro Forma Combined Financial Statements, page 46

29.	Refer to footnote (d) – Please revise footnote (d) to explain the nature and amounts of any assets and liabilities that are reflected in the historical combined financial statements that will not be retained after the distribution and that have been included in adjustment (d) to the pro forma balance sheet. Also, please revise to explain the nature and amounts of any adjustments to certain assets and liabilities that are expected to be contributed to or assumed by the company from the parent as a result of the separation and distribution agreement and explain how such adjustments were calculated or determined.

The Company has revised its disclosure on pages 47 through 54 to address the Staff’s comment.

Business, page 47

Business Segments, page 48

30.	We note that you have presented pro forma revenues and segment EBITDA that reflects a new segment, Cable Network Programming, as a result of the acquisition of Fox Sports Australia as if the acquisition had occurred on July 1, 2011. If you wish to include such pro forma information in the filing, please revise the pro forma financial information included on pages 42 through 46 of the registration statement to include separate columns reflecting the operations and net assets acquired as a result of the CMH acquisition, along with the related pro forma adjustments that were made to arrive at the pro forma revenues and net income as a results of this acquisition transaction. The pro forma segment EBITDA included on page 48 should then be reconciled to the pro forma net income reflected in the revised pro forma financial information. Alternatively, please revise to eliminate the presentation of this pro forma financial information.

The Company has revised its disclosure on page 56 to remove the pro forma revenues and segment EBITDA for FOX SPORTS Australia to address the Staff’s comment.

New York Post, page 51

31.	Page Six is described as “the” authority on celebrity news. Please substantiate or revise. We note, for example, People Magazine and E Channel, among other possible “authoritative” sources.

The Company has revised its disclosure on page 60 to address the Staff’s comment.

Intellectual Property, page 59

32.	We note that you have patents or patent applications. Please either state, if true, that none are material to your financial condition or results of operations or separately describe each, including its term and use.

The Company has revised its disclosure on page 68 to address the Staff’s comment.

Legal Proceedings, page 61

33.	Please provide us with a copy of the complaint in Wilder v. News Corp., et al.

The Company has supplementally provided a copy of the requested complaint.

Management’s Discussion and Analysis, page 67

34.	Whenever a change in a line item is attributed to more than one cause, please quantify each. See, for example, Revenues on page 78 and in the first paragraph on page 76, and the final two paragraphs on page 90.

The Company has revised its disclosure on pages 76 through 100 to address the Staff’s comment.

Liquidity and Capital Resources, page 89

35.	We note the discussion indicating that parent has historically provided the company’s capital, cash management and other treasury services to the company and will continue to do so until the distribution. We also note that following the distribution transaction, New News Corporation will no longer participate in the capital management with parent but rather New News Corporation’s ability to fund its cash needs will depend on its ongoing ability to generate and raise cash in the future. Please revise your discussion in this section to discuss any planned sources of financing that the company plans to have in place following the completion of the distribution transaction. As part of your revised discussion, please indicate the nature, amounts and expected terms of any financing arrangements that are expected to be in place following the completion of the distribution transaction.

The Company has revised its disclosure on pages 100 and 101 to address the Staff’s comment.

Current Financial Condition, page 89

36.	We note your disclosure in this section that a majority of your cash and cash equivalents is held by foreign subsidiaries and that you do not currently intend to repatriate these funds. Please quantify the dollar amount held by the foreign subsidiaries.

The Company has revised its disclosure on page 100 to quantify the dollar amount held by its foreign subsidiaries to address the Staff’s comment.

Critical Accounting Policies, page 93

Intangible Assets, page 94

37.

We note from the discussion in your critical accounting policies section of MD&A that as a result of the company’s fiscal 2012 impairment review, New News Corporation recorded non-cash impairment charges of approximately $2.6 billion during the fiscal year ended June 30, 2012 which included a write-down of goodwill aggregating $1.3 billion and a write-down of indefinite lived intangible assets of $1.3 billion. We also note from your discussion on page 95 that the News and Information Services and Other segments have reporting units with approximately $2.2 billion of goodwill at June 30, 2012 that continues to be at risk for future impairment and with fair values that exceeded their carrying values by less than 10%. Given the subjectivity involved in preparing your impairment analysis with respect to your goodwill and other intangible assets, as well as the fact that the use of different methods or assumptions in your analysis could impact the overall results of the analysis, please consider revising your discussion of your impairment analysis to include a sensitivity analysis explaining how your most recent impairment analysis would have been impacted had you used different methods or assumptions, such as discount rates, earnings growth rates, or EBITDA multiples in completing that impairment analysis. Refer to the guidance outlined in FRR-72.

The Company has revised its disclosure on page 107 to address the Staff’s comment.

Quantitative and Qualitative Disclosures about Market Risk, page 98

38.	Given that substantially all of your cash is held by foreign subsidiaries, we believe your market risk disclosures should be enhanced to provide a more robust discussion of the effects of foreign currency risk on your results of operations and financial condition. Additionally, your discussion of this market risk does not comply with the guidance outlined in Item 305 of Regulation S-K. Please revise to expand your discussion of foreign currency risk to comply with one of the disclosure alternatives in Item 305(a) of Regulation S-K.

We note that the disclosure alternatives in Item 305(a) relate to market risk sensitive financial instruments. New News Corporation does not enter into any material financial instruments to hedge foreign currency exposure or financial instruments with foreign currency risk. As noted in our disclosures, we conduct our operations in three principal currencies: the U.S. dollar; the Australian dollar; and the British pound sterling. Cash is managed centrally within each of the three regions with net earnings reinvested locally and working capital requirements met from existing liquid funds to the extent available. Income outside the U.S. is deemed to be permanently reinvested in certain foreign jurisdictions and New News Corporation does not currently intend to repatriate these funds.

As such, the Company does not believe it has significant market risk related to foreign currency as cash is held locally and not continuously repatriated across jurisdictions; thus, the risk is translation risk rather than true foreign exchange risk. Therefore, in order to address the Staff’s request, we have revised this section to add disclosures on translation risk on page 110.

Management, page 99

Biographies of Executive Officers and Directors, page 99

39.	Please revise to briefly discuss the specific experience, qualifications, attributes or skills of Mr. Murdoch and the other directors when named in a subsequent amendment that led to the conclusion that each should serve as a director. Refer to Item 401(e)(1) of Regulation S-K.

The Company intends to provide this information in a subsequent amendment.

Executive Compensation, page 103

40.	Please revise this section to provide all of the information required by Item 402 of Regulation S-K regarding the historical compensation of any named executive officer who previously provided services to News Corporation. For guidance, refer to Question 217.01 of the Regulation S-K Compliance and Disclosure Interpretations.

Pursuant to the guidance provided by the Staff’s Compliance and Disclosure Interpretations of Regulation S-K, and the over-arching principle of the Compensation Discussion and Analysis section stated in Instruction 1 of Item 402 of Regulation S-K, which instructs registrants “to provide to investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers,” the Company respectfully submits that it is appropriate to treat the distribution as an initial public offering for purposes of excluding from the information statement historical compensation disclosure of the named executive officers who previously provided services to News Corporation. Question 217.01 from the Regulation S-K Compliance and Disclosure Interpretations states as follows:

“Whether a spin-off is treated like the IPO of a new “spun-off” registrant for purposes of Item 402 disclosure depends on the particular facts and circumstances. When determining whether disclosure of compensation before the spin-off is necessary, the “spun-off” registrant should consider whether it was a reporting company or a separate division before the spin-off, as well as its continuity of management. For example, if a parent company spun off a subsidiary which conducted one line of the parent company’s business, and before and after the spin-off the executive officers of the subsidiary: (1) were the same; (2) provided the same type of services to the subsidiary; and (3) provided no services to the parent, historical compensation disclosure likely would be required. In contrast, if a parent company spun off a newly formed subsidiary consisting of portions of several different parts of the parent’s business and having new management, it is more likely that the spin-off could be treated as the IPO of a new “spun-off” registrant.”

Our initial executive officers will consist of our Executive Chairman, Mr. K. Rupert Murdoch, our Chief Executive Officer, Mr. Robert J. Thomson, our Chief Financial Officer, Mr. Bedi Ajay Singh, and our General Counsel, Mr. Gerson Zweifach. Messrs. Murdoch, Thomson and Zweifach previously provided services to News Corporation (the “Previous Executives”). The Company believes the historical compensation information of the Previous Executives should be excluded from the information statement for the following reasons:

•

The Previous Executives Will Provide Different Services To The Company Following the Distribution. While the Previous Executives have worked in various capacities for News Corporation, they will provide different services and have different duties and responsibilities with the Company as described below:

•

Mr. Murdoch – Mr. Murdoch is currently the Chairman and Chief Executive Officer of News Corporation. With respect to the Company, Mr. Murdoch’s role will be more strategic and less focused on active management and day-to-day operations than his role as CEO of News Corporation. As Executive Chairman, Mr. Murdoch will guide the strategic focus of the Company, build partnerships and broader business relationships, provide thought leadership as well as advise the CEO and senior management on business and policy issues. His compensation for his role as Executive Chairman of the Company will reflect this strategic role and less operational commitment to the Company.

•

Mr. Thomson – Until January 2013, Mr. Thomson served as Editor-in-Chief of The Wall Street Journal. As Editor-in-Chief of The Wall Street Journal, Mr. Thomson was responsible for the editorial operations and policies of one of the U.S.’s leading circulation newspapers. Mr. Thomson will serve as Chief Executive Officer of the Company. He will oversee the operations of all of the Company’s global businesses, including the operations of the Company’s newspapers in the U.S., U.K and Australia as well as the Company’s other businesses including information services and integrated marketing services, digital real estate services, book publishing, digital education and sports programming and pay-TV distribution in Australia. His role will also include additional responsibilities associated with heading an independent public company, such as overseeing investor relations, securities regulation compliance, internal audit, corporate governance and board of directors relations. The services that Mr. Thomson will provide to the Company will be incomparable to the services that Mr. Thomson provided to News Corporation.

•

Mr. Zweifach – Mr. Zweifach will serve as General Counsel of the Company for a one-year transitional period following the distribution. During this one year period with the Company, Mr. Zweifach will be focused on i) coordinating the transition of the Company into a U.S. public reporting company and developing its internal controls and compliance functions, ii) reporting to, and working with, the new senior management team of the Company and iii) advising on the industry-specific risks associated with the Company’s different businesses.

•	Historical Compensation of the Previous Executives Is Not Indicative of Future Compensation.

•	Mr. Murdoch – As discussed herein, compensation that Mr. Murdoch may receive as Executive Chairman of the Company will reflect his strategic role with the Company in contrast to his strategic, management and operational roles with News Corporation. Mr. Murdoch will continue to receive the majority of his compensation from News Corporation, reflecting his continuing responsibilities to that company. Accordingly, the historical compensation paid to Mr. Murdoch by News Corporation is not indicative of future compensation that may be paid to Mr. Murdoch by the Company.

•

Mr. Thomson – Prior to becoming the Company’s CEO, Mr. Thomson was responsible for the operations and editorial content of The Wall Street Journal. As CEO, the services that he will be providing to the Company will be significantly more expansive than the services that he provided to News Corporation. Accordingly, Mr. Thomson’s compensation as a non-executive officer at News Corporation will be substantially adjusted to reflect his change in positions and his increased responsibilities, and would not be an accurate nor meaningful indicator of his compensation, employment and separation arrangements at the Company.

•

Mr. Zweifach – As discussed herein, Mr. Zweifach will serve for one year as General Counsel to the Company. Mr. Zweifach will not receive compensation from the Company. He will continue to serve as Senior Executive Vice President and Group General Counsel at News Corporation and will receive all his compensation from News Corporation. The fee that the Company will pay News Corporation for Mr. Zweifach’s services pursuant to a transition services agreement between the Company and News Corporation will take into consideration his brief tenure with the Company and the importance of his role in transitioning the Company into a public reporting company. For these reasons, historical compensation that Mr. Zweifach has received from News Corporation is not relevant.

•

Company Will Consist of Distinct Businesses of News Corporation. Upon the distribution, the Company will be comprised of News Corporation’s newspapers, information services and integrated marketing services, digital real estate services, book publishing, digital education and sports programming and pay-TV distribution in Australia. The businesses that will comprise the Company have not historically been managed as one business unit. Instead, the Company will consist of several distinct businesses in different geographic locations. Thus, under the guidance provided in Question 217.01, the Company should be treated as an IPO of a new spun-off registrant because the mix of business operations of the Company has not been managed as a single business unit prior to the distribution.

•

Focus Should Be On Future Compensation. The Company respectfully submits that, given the foregoing, the expected future compensation of the Previous Executives following the distribution should be the focus of disclosure, rather than their historical compensation that will not necessarily have any meaningful relation to new performance measures adopted by the Company’s compensation committee. In this regard, the Company will have substantial disclosure in the information statement regarding the compensation arrangements for the named executive officers that will take effect following the distribution. The Company believes that this disclosure of future compensation, rather than a description of the historical compensation of the Previous Executives, is more properly the focus of the compensation disclosure. Moreover, the Company believes that disclosure of the historical compensation of the Previous Executives could lead to substantial confusion among investors with respect to the Company’s actual compensation policies and decisions, since investors may erroneously assume that such arrangements are indicative of the Company’s future compensation policies.

For these reasons, the Company respectfully submits that the distribution should be treated like an initial public offering for purposes of Item 402 disclosure and that disclosure of historical compensation for the Previous Executives would not be meaningful to stockholders.

Key Elements of Expected Compensation From New News Corporation, page 104

41.	We note that the compensation of Messrs. Murdoch and Thomson in their new roles with you is still being finalized. When known, please revise this section to provide detailed disclosure regarding their new compensation arrangements so that investors can gain a fair understanding of how such named executive officer’s compensation has changed from their historical compensation. Refer to Instruction 2 to Item 402(b) of Regulation S-K.

The Company intends to provide this information in a subsequent amendment.

42.	We note from the disclosure included on page 104 that parent is continuing to negotiate with Mr. Thomson, your chief executive officer, with respect to the terms of his employment agreement at and after the distribution transaction. To the extent that Mr. Thomson and any other officers or employees compensation arrangements are being revised as a result of the distribution transaction, please revise the pro forma statements of operations included on pages 42 through 46 of the registration statement to give effect to these revised compensation arrangements. Refer to the guidance outlined in Rule 11- 02(b)(6) of Regulation S-X.

In our disclosure on pages F-8 and F-9 of our annual financial statements, in the section entitled “Basis of Presentation,” we have described the inclusion of certain cost allocations for functions not specific to New News Corporation, including executive compensation, in the historical periods presented in the Registration Statement. These costs were allocated using the proportional method described in SAB Topic 1-B, entitled “Allocation of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity.”

Since costs related to members of Parent’s senior management team have been included in the costs allocated to New News Corporation in our historical financial statements, we believe that no incremental pro forma adjustment as outlined in Rule 11-02(b)(6) of Regulation S-X is necessary to adjust for changes resulting from Mr. Thomson’s or our other executive officers’ compensation agreements, as we do not expect such executive compensation amounts in the aggregate to materially differ on an ongoing basis with the amounts allocated and recorded in our historical financial statements.

43.	We note your references in this section to “Parent’s Proxy.” Please delete such references. The information statement should include all the information necessary for investors to understand the historical and new compensation arrangements of your named executive officers.

The Company has revised its disclosure on page 117 and 118 to address the Staff’s comment.

Our Relationship With Parent Following the Distribution, page 110

Internal Reorganization, page 110

44.	We note your disclosure that in connection with the distribution you will be assuming certain specified liabilities. Please revise to add a section to identify and discuss any material assumed liabilities.

The Company has revised its disclosure on page 123 to address the Staff’s comment.

Description of Our Capital Stock, page 114

45.	Please delete the words at the end of the last sentence of the introductory paragraph, “along with the applicable provisions of Delaware law.”

The Company has revised its disclosure on page 130 to address the Staff’s comment.

46.	We note from the discussion on pages 114 and 115, that following the completion of the distribution, New News Corporation will have Class A and Class B shares outstanding that will have significantly different voting rights associated with each class of shares. Please revise your discussion in the Liquidity and Capital Resources section of MD&A to include a discussion of the voting rights and other privileges that will be associated with each class of shares outstanding following completion of the distribution transaction.

The Company’s current disclosure in the “Liquidity and Capital Resources” section of MD&A describes its principal sources of liquidity, which consist of operating cash flows and access to a revolving credit facility which we expect to enter into prior to the distribution. In addition, Parent is expected to make a cash contribution to us such that at the distribution date, we expect to have approximately $2,600 million of cash on hand. Equity issuances have not historically been a significant source of capital for Parent, and the Company does not currently expect that equity will be a significant source of capital for its business going forward. The Company respectfully submits that inclusion of a description of equity, voting rights and other privileges in “Liquidity and Capital Resources” could lead investors to believe that the Company intends to rely on the issuance of additional equity as a significant source of funds for its operations, which is not the case. The Company believes that there is substantial disclosure regarding the voting rights and other privileges, including dividend rights, associated with each class of its common stock contained elsewhere in the Information Statement, including the new section in “Questions and Answers about the Distribution” added in response to the Staff’s comment 13, as well as in the section entitled “Description of Our Capital Stock.”

Financial Statements, page F-1

Combined Statements of Operations, page F-3

47.	We note from the disclosure in your revenue recognition policy as well as your disclosures in the business section of the filing that your revenues include advertising and sponsorship revenues, circulation and subscription revenues, revenues from the sale of books, licensing fees and advertising revenues associated with your digital real estate services. As it appears that your revenues include those derived from both sale of products and services, please revise your consolidated statements of operations to separately disclose revenues received from sales of products and services. Separate disclosure should also be provided of the related costs of sales associated with each of these categories or revenues. Refer to the guidance outlined in Rule 5-03(b)(1) and (2) of Regulation S-X.

We have considered this guidance, and respectfully advise the Staff that the Company’s product revenues, which include advertising revenues since they reflect the sale of discrete advertising inventory, approximates 90% of our total revenue and in accordance with Rule 5-03(b), we have combined our products, services and other revenue. Neither services revenue nor other revenue is more than 10%.

48.	In a related matter, please revise the notes to your financial statements to disclose the revenues derived from each of your principal products and services for each period presented in your financial statements as required by ASC 280-10-50. Consideration should be given to providing separate disclosure of revenues derived from advertising, sponsorships, circulation and subscriptions, sales of books, licensing fees and revenues derived from your digital real estate advertising services.

In response to the Staff’s comment, we have revised Note 13. Segment Information (for the annual periods) and Note 11. Segment Information (for the interim periods) to include Revenue by Component.

Notes to the Combined Financial Statements, page F-8

Note 1. Description of Business and Basis of Presentation, page F-8

Basis of presentation, page F-8

49.	We note from the disclosure in the last paragraph on page F-8 that New News Corporations investment in Sky Network Television Ltd will be retained by the parent post-distribution. We also note from the disclosures in Note 5 that the investment in this entity and its related equity in earnings have been reflected in the company’s combined financial statements. Given that the investment in this entity will be retained by the parent following the completion of the distribution transaction, please explain why it has been included in the combined financial statements of New News Corporation for all periods presented. In a related matter, please revise to include a pro forma adjustment eliminating the investment and related equity in the earnings of this investment from the pro forma financial information included on pages 45 through 49 of the registration statement.

While the Company would have preferred to exclude such operations from the historical financial statements, we believed the guidance included in SAB Topic 5:Z:7 precluded such exclusion. Legally, this entity was an affiliate of entities that comprise New News Corporation. Thus, absent meeting the criteria for exclusion, Sky Network Television Ltd. should be included as part of our financial statements. We believe we did not meet the criteria for exclusion in SAB Topic 5:Z:7, because management of our Australian newspaper operations has historically managed the relationship with Sky Network Television Ltd. Thus, this investment was not managed autonomously.

As the investment in Sky Network Television Ltd. was sold in March 2013 and the proceeds will be retained by Parent following the distribution, a pro forma adjustment eliminating the investment and related equity earnings for this entity has been included in the Unaudited Pro Forma Combined Financial Statements included on pages 47 through 54 of the Registration Statement.

50.

We note from the disclosure on pages F-8 and F-9 that the combined financial statements include allocations of certain costs to the company by its parent. We also note that while management believes that the assumptions underlying the combined financial statements, including the assumptions regarding allocating general corporate expenses from the parent are reasonable, the combined financial statements may not include all of the actual expenses that would have been incurred by New News Corporation and may not reflect the company’s combined results of operations, financial position and cash flows had the company operated on a stand-alone basis during the periods presented. Since agreements with related parties such as your parent are by definition not at arms-length and may be changed at any time, please revise to provide, if practicable, management’s estimate of what the expenses recognized by the company would have been on a standalone basis for each period presented had the company operated as an unaffiliated entity. Refer to the guidance outlined in SAB Topic 1:B:1, Question 2.

The Company acknowledges the Staff’s comment and notes that pursuant to Question 2 of SAB Topic 1:B:1, the Staff has required footnote disclosure, when practicable, of “management’s estimate of what the expenses (other than income taxes and interest) would have been on a standalone basis, that is, the cost that would have been incurred if the subsidiary had operated as an unaffiliated entity.” We have considered this guidance, and respectfully advise the Staff that the Company does not believe that disclosure of management’s estimate of stand-alone basis expenses for New News Corporation is practicable because such amounts would be derived from estimates based on highly subjective and hypothetical assumptions. These assumptions are referred to in our disclosure on page F-9 as follows:

“Actual costs that would have been incurred if New News Corporation had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.”

The Company respectfully advises the Staff that it is unable to provide additional financial statement disclosures to quantify the amount of expenses that it would have incurred during the historical periods on a stand-alone basis as it is not practicable to do so.

Note 7. Goodwill and Other Intangible Assets, page F-24

51.	We note that the average life of other intangible assets ranges from 2 to 40 years. Please tell us, and revise to disclose, the nature of these other intangible assets and explain why you believe the useful lives of up to 40 years are appropriate. As part of your response, please explain in detail the nature and amounts of the intangible assets with useful lives of up to 40 years and explain in detail why you believe these assets will continue to generate future cash flows for periods of up to 40 years. We may have further comment upon receipt of your response.

After the sale of the Dow Jones Index business in fiscal 2010, there are no longer any intangible assets being amortized over 40 years. Therefore, we have revised our disclosure to show a maximum useful life of 25 years for amortizable intangible assets.

Other intangible assets, net primarily include amortizable customer relationships with useful lives of up to 25 years. In accordance with ASC 350, the useful lives of amortizable intangible assets are the periods over which they are expected to contribute directly or indirectly to the future cash flows of the entity. The useful lives of the customer relationships are estimated by applying historical attrition rates and determining the resulting period over which a majority (e.g., 80-90%) of the accumulated undiscounted cash flows related to the customer relationships are expected to be generated.

The Company has revised footnote (b) to Note 7. Goodwill and Other Intangible Assets to address the Staff’s comment on page F-24.

52.	In a related matter, we note that your publishing rights intangible assets have an average useful life of 30 years. Please tell us and revise the notes to your financial statements to explain how you determined the estimated useful lives of your publishing rights. As part of your response, you should also explain in detail why you believe these publishing rights will continue to generate cash flows for periods averaging 30 years.

Our publishing rights relate to our book publishing business and cover those titles constituting the backlist. In determining their expected useful life, we consider factors such as their expected use, their close association with our indefinite-lived imprints, any limitations to their useful life imposed by legal, regulatory or contractual provisions, the ability to renew or extend their legal or contractual life without substantial cost, the effects of economic factors such as obsolescence, demand and competition on their marketability and the level of expenditures required to derive future cash flows from them in relation to their carrying value.

Our backlist titles have a long history of generating significant and stable cash flows with minimal incremental expenditure. We believe they are not obsolete and will continue to sell as a result of our ability to reprint them in different formats, re-issue them with new covers, reach new consumers/markets with digital products and re-brand and re-market them in ancillary formats.

In accordance with ASC 350, the useful life of our publishing rights is the period over which they are expected to contribute directly or indirectly to the future cash flows of the entity. The average useful life is primarily based on the remaining terms of publishing contracts for the titles constituting the backlist and our estimates of the period within those terms that the titles are expected to generate a majority of their future cash flows. The terms of such publishing contracts are generally consistent with the terms of the authors’ copyright which, depending upon the date of initial publication, have a term of 95 years or the life of the author plus 70 years. Our estimate of the period within the weighted average remaining contractual terms that a majority of the future cash flows will be generated was approximately 30 years.

The Company has revised footnote (a) to Note 7. Goodwill and Other Intangible Assets to address the Staff’s comment on page F-24.

Note 8. Equity Based Compensation, page F-26

53.	We note from your disclosures on pages 106 and F-27 that certain DSUs and RSUs will be payable in cash. Please tell us, and revise the notes to your financial statements to disclose your accounting treatment for stock-based compensation awards that include cash settlement provisions.

The Company notes that awards that are settled in cash are marked-to-market each reporting date and has revised Note 8. Equity Based Compensation on page F-27 to address the Staff’s comment.

54.	Please revise Note 8 to also disclose the weighted average grant date fair value for stock option grants to New News Corporations employees during each period presented as well as the aggregate intrinsic value of stock options exercised during the periods and stock options exercisable at the end of the latest period presented. Refer to the disclosure requirements outlined in ASC 718-10-50-2.

The Company has not issued stock options since fiscal 2009 as the Company has moved to a PSU/RSU program. In addition, the Company provides the aggregate intrinsic value of stock options exercised on page F-30 and aggregate intrinsic value of options exercisable on page F-29. However, the Company has approximately 365,000 options that are not exercisable as of June 30, 2012 and has revised its disclosure to provide the weighted average grant date fair value to address the Staff’s comment.

Note 9. Related Party Transactions and Parent Company Investment, page F-30

55.	We note your disclosure on page 28 of the filing indicating that Mr. Murdoch will continue to hold a significant interest in the outstanding equity in the company after the distribution. In this regard, please revise MD&A and the notes to your financial statements to disclose the existence of any control relationship that currently exists and which will continue to exist following the completion of the distribution. Refer to the disclosure requirements outlined in ASC 850-10-50.

The Company notes that pursuant to the guidance outlined in ASC 810-10-15-8, “the usual condition for a controlling financial interest is ownership of a majority voting interest,” which in this case would provide that a 50% or greater ownership percentage would constitute control. The Company respectfully draws the Staff’s attention to the disclosure in the Registration Statement, “Security Ownership of Certain Beneficial Owners and Management,” where it is noted that Mr. Murdoch beneficially owns 39.4% of the Voting Class B Common Stock of New News Corporation (including 38.4% of the Class B Common Stock owned by the Murdoch Family Trust for which Mr. Murdoch disclaims beneficial ownership). Therefore, the Company believes that Mr. Murdoch does not currently and will not maintain a controlling interest in New News Corporation post-distribution, and consequently does not intend to provide additional financial statement disclosures regarding the existence of a control relationship.

Corporate Allocations and Parent Company Investment, page F-30

56.	We note that you have reflected an analysis of the changes in the parent company investment during each period presented in your financial statements in Note 9 to your financial statements. Please revise to provide additional detail concerning the nature and amounts of the transactions that are reflected in the line item “cash pooling and general financing activities” during each period presented. Also, please explain the nature of the other corporate allocations that are included in the analysis of the parent company investment during each period presented in addition to those described in the last sentence of the first paragraph on page F-31. Also, please revise the notes to your interim financial statements to include a similar analysis of the changes in the parent company investment during the interim periods presented in the company’s financial statements.

Part 1: Cash Pooling and General Financing Activities

In response to the Staff’s comment regarding the nature of activities included in the line item “Cash pooling and general financing activities”, we have revised our analysis to provide further detail concerning the nature and amount of transactions reflected in this line item. Please refer to pages F-30 and F-31 for the amended disclosure.

Part 2: Corporate Allocations:

In response to the Staff’s comment regarding the nature of the other corporate allocations, we have amended the disclosures on pages F-30 and F-31 to include additional detail, including narrative description and amounts, of the nature of the other historical corporate allocations.

Part 3: Interim Disclosure:

We acknowledge the Staff’s comment to include an analysis of the changes in parent company investment in our interim financial statements, and have included the analysis in Note 6. Equity to our interim financial statements for the six months ended December 31, 2012 and 2011, respectively.

57.	In addition, please revise to disclose the average balance of the parent company investment for each period presented in your financial statements. Refer to the guidance outlined in SAB Topic 1:B:1, Question 4. The notes to your interim financial statements should also be revised to include these disclosures.

We acknowledge the Staff’s comment to disclose the average balance of parent company investment for each period presented in our financial statements. However, given that the nature of the financial statements presented are carve-out financial statements derived from the financial statements of our Parent, financial history for New News Corporation as a stand-alone business does not exist in sufficient detail for these historical periods to derive this average balance. Such average balances would not be readily determinable without significant incremental cost and effort. Thus, the Company respectfully submits that it is not practical to provide this disclosure without it being unduly burdensome.

In further considering the nature of the Staff’s question, we recognize that there were significant variances in the movement of the parent company investment account year over year related to the cash pooling and general financing activities line item. As presented in our amended disclosure in our response to the Staff’s comment 56, there were specific non-recurring cash transfers related to acquisitions and dispositions in the years ended June 30, 2010 and 2011, respectively, which caused the volatility in the analysis of the changes in the parent company investment. When these specific items are removed from the analysis of the decrease/increase in parent company investment, a more consistent trend of the general financing between Parent and New News Corporation is depicted. Specifically, it is noted that New News Corporation is generating a cash surplus and therefore providing cash through the cash pooling to Parent.

Note 10. Commitments and Contingencies, page F-32

58.	We note from pages 78 and 84 of MD&A that you have recognized significant amounts of legal and litigation settlement charges in each fiscal year presented in your financial statements. Given the materiality of such charges, we believe you should revise Note 10 to disclose the amounts of material losses accrued and incurred, as well as pending settlements. Refer to ASC 450-20-50-1. Also, to the extent that you are exposed to losses in excess of those which have been recognized in your financial statements, please revise to disclose the estimated range of the losses to which you are exposed or explain why an estimate of such losses cannot be provided for each of these matters.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-69 through F-72 in Note 9. Commitments and Contingencies in the December 31, 2012 quarterly report to disclose, where material, the amount of losses accrued and incurred relating to the Company’s litigation matters. As currently disclosed in Note 9, the amount the Company has accrued reflects its best estimate of the remaining liability for the claims that have been filed. Additional claims may be filed against the Company relating to the U.K. Newspaper Matters or our other ongoing litigation, but at this time it is not possible to estimate the amount of loss or range of loss for any claims that may be filed in the future given the information that is currently available to us. Also, Parent has generally agreed to indemnify New News Corporation for liabilities paid after the distribution date arising out of civil claims relating to the U.K. Newspaper Matters, as well as legal and professional fees and expenses paid in connection with the criminal matters.

Note 12. Income Taxes, page F-44

59.	We note from the disclosure included on page F-46 that as of June 30, 2012 and 2011, New News Corporation had deferred tax assets associated with capital loss carryforwards aggregating $1.2 billion and $1.3 billion, respectively and had established valuation allowances of $1.2 billion and $1.3 billion respectively, to reflect the expected realization of its capital loss carryforwards at this date. Please revise Note 12 to explain in further detail why management does not believe any of its capital loss carryforwards are realizable at June 30, 2012 and 2011.

The Company has revised Note 12. Income Taxes to address the Staff’s comment.

Interim Financial Statements, page F-56

Notes to the Unaudited Combined Financial Statements, page F-60

Note 2. Acquisitions, Disposals and Other Transactions, page F-61

60.	We note the disclosure in Note 2 indicating that in July 2012, the company acquired Thomas Nelson, Inc. for approximately $200 million in cash. We also note that the purchase price has been preliminarily allocated to intangibles. Please tell us and revise Note 2 to disclose the nature and amounts of the intangible assets that were recognized in connection with this acquisition. As part of your response and your revised disclosure, please also indicate the weighted average useful over which each category of intangible assets recognized is being amortized to expense and explain how these useful lives were calculated or determined. Refer to the disclosure requirements outlined in ASC 350-30- 50.

The Company has revised its disclosure on page F-62 to disclose the nature and amount of the intangible assets recognized in connection with the acquisition of Thomas Nelson and the estimated useful lives for each category of intangible assets recognized.

We refer to our response to the Staff’s comment 52 for a description of how we determine the useful lives of publishing rights related to backlist titles in our book publishing business. We also note that the allocation of the excess purchase price as well as our estimate of the useful lives of our publishing rights are preliminary and subject to the finalization of an independent valuation analysis being undertaken.

Note 13. Subsequent Events, page F-73

61.

We note from the disclosure included in Note 13 that in November 2012, New News Corporation acquired Consolidated Media Holdings Ltd., a consolidated media investment company that operates in Australia, for approximately $2 billion. We also note that due to the limited time since the acquisition date, the initial accounting for the business combination is incomplete and as a result, the company has not provided certain disclosures required by ASC 805 with respect to this acquisition. In the event you are required to update your financial statements prior to the effectiveness of your Form 10 registration statement and your accounting for the business combination is not yet complete, please include the disclosures required by ASC 805-10-25-13.

The Company has revised its disclosure in Note 2. Acquisitions, Disposals and other Transactions to the December 31, 2012 quarterly report on pages F-62 and F-63 to include the disclosures required by ASC 805 with respect to the acquisition of Consolidated Media Holdings Ltd., to address the Staff’s comment.

62.	Also, please confirm that you have not included audited financial statements for this recent acquisition in the registration statement because it does not meet the thresholds outlined in Rule 3-05 of Regulation S-X. As part of your response, please provide us with the related calculations prepared in support of your conclusions.

The Company respectfully advises the Staff that the acquisition of Consolidated Media Holdings does not meet the significance thresholds outlined in Rule 3-05 of Regulation S-X for inclusion of audited separate financial statements. See the calculations included below to support this conclusion.

Amounts in USD thousands, unless otherwise indicated	Investment Test	Asset Test	Income Test
Consolidated Media Holdings Ltd.

As of and for the year ended June 30, 2012	1,993,965	725,130	79,172

New News Corporation LLC

As of and for the year ended June 30, 2012	13,090,000	13,090,000	(2,377,000	)*

Significance	15.2%	5.5%	3.3%

*	In accordance with S-X 1-02(w), the absolute value of the reported loss was used for computation of the Income Test.

Other

63.	Please update the financial statements and related disclosures included in your Form 10 registration statement as necessary to comply with the guidance outlined in Rule 3-12 of Regulation S-X.

The Company has included updated financial statements in the Information Statement pursuant to Rule 3-12 of Regulation S-X to address the Staff’s comment.

The Company’s acknowledgement of the statements for which you requested acknowledgement in the Comment Letter is set forth in Annex A to this letter.

Please direct any questions concerning this letter to the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan Lovells US LLP

Annex A

On behalf of New Newscorp LLC (the “Company”) and in connection with the filing of Amendment No. 1 to the Registration Statement, File No. 001-35769 (the “Registration Statement”), the undersigned hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•

staff of the Division of Corporation Finance (the “Staff”) comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Registration Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NEW NEWSCORP LLC

By:	/s/ Janet Nova
Name: Janet Nova
Title: Attorney-in-Fact for K. Rupert Murdoch